SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.____________)(1)

LKQ Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

501889 20 8
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

______________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 501889 20 8		13G	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leonard A. Damron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,244,140
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 4,244,140
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,244,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.19%
12	TYPE OF REPORTING PERSON IN

Page 2 of 6 pages

CUSIP No. 501889 20 8	13G	Page 3 of 6 Pages
Item 1(a).	Name of Issuer:
LKQ Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1200 North LaSalle Street, Suite 3300 Chicago, IL 60602
Item 2(a).	Name of Persons Filing:
Leonard A. Damron (“Mr. Damron”) and Damron LKQ Limited Partnership (“The Partnership”)
Item 2(b).	Address of Principal Business Office, or if None, Residence:
4950 W. Norvell Bryant Highway Crystal River, FL 34429
Item 2(c).	Citizenship:
Mr. Damron is a U.S. Citizen The Partnerhsip is a Colorado limited partnership
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
501889 20 8

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 501889 20 8	13G	Page 4 of 6 Pages
	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
 Amount beneficially owned:

The 4,244,140 shares of Common Stock beneficially owned include 2,044,140 shares owned directly by Mr. Damron and 2,200,000 shares owned directly by the Partnership.  Additionally, there are 104,000 shares that Mr. Damron has the right to purchase pursuant to options held by Mr. Damron.  The total amount of shares, including common stock and all options, is 4,388,140.

While herein complying with Rule 16a-1(a)(4), Mr. Damron states that the filing of Schedule 13G with respect to the 2,200,000 shares owned directly by the Partnership does not mean that Mr. Damron owns or is the beneficial owner of 2,200,000 shares held by the Partnership for State law or tax purposes.

(b)	Percent of class: 3.30% (based on 133,155,706 shares outstanding as of December 31, 2006, and as exercise in full of the warrant and options described in Item 4(a)).
(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote:	4,244,140
		(ii)	Shared power to vote or to direct the vote:	None
		(iii)	Sole power to dispose or to direct the disposition of:	4,244,140
		(iv)	Shared power to dispose or to direct the disposition of:	None

Page 4 of 6 Pages

CUSIP No. 501889 20 8	13G	Page 5 of 6 Pages
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certifications.
N/A

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/08
(Date)

/s/ Leonard A. Damron
(Signature)

Leonard A. Damron
(Name/Title)

2/13/08
(Date)

/s/ Leonard A. Damron
(Signature)

Leonard A. Damron, as Trustee of the Leonard A. Damron Living Trust
Its: General Partner
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit Index

Exhibit 1	Joint Filing Agreement dated 2/13/08, by and among Leonard A. Damron and Damron LKQ Limited Partnership

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